Filed pursuant to Rule 433

Registration No. 333-141868

June 3, 2008

Final Term Sheet

USD 3,000,000,000 4.50% Global Notes due 2018

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Maturity:	July 16, 2018

Redemption Amount:	100%

Interest Rate:	4.50% per annum, payable semi-annually in arrears

Date of Pricing:	June 3, 2008

Closing Date:	June 10, 2008

Interest Payment Dates:	January 16 and July 16 in each year

First Interest Payment Date:	January 16, 2009 (for interest accrued from and including June 10, 2008, to but excluding January 16, 2009)

Interest Payable on First Interest Payment Date:	USD 81,000,000 (for aggregate principal amount of USD 3,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.697%

Underwriting Commissions:	0.15%

Proceeds to Issuer:	99.547%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769CU69

CUSIP:	500769CU6

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong
Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	JPMorgan
Nomura Securities
UBS Investment Bank

Co-Lead Managers:	Citi
Credit Suisse
Goldman Sachs International
HSBC
Lehman Brothers
Merrill Lynch & Co.
Mitsubishi UFJ Securities International plc
Morgan Stanley
RBC Capital Markets
The Royal Bank of Scotland

Stabilization Manager:	J.P. Morgan Securities Ltd.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/821533/000132693207000158/f01596e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000132693208000210/f01999exv99wg.htm Alternatively, UBS will arrange to send you the prospectus, which you may request by calling toll-free +1-888-722-9555, Ext. 1088.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.